

July 23, 2013

<u>Via E-mail</u>
Robert J. Kane
Chief Executive Officer
The X-Change Corporation
12655 North Carolina Expressway
Suite 1000
Dallas TX, 75243

      Re: The X-Change Corporation
             Form 10-K for the fiscal year ended December 31, 2012
             Filed April 26, 2013
             File No. 002-41703

Dear Mr. Kane:

We note that your financial statements for the years ended December 31, 2012 and 2011 were audited by S.W. Hatfield, CPA. Effective July 11, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of S.W. Hatfield, CPA. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/S.W._Hatfield.pdf

As S.W. Hatfield, CPA is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If S.W. Hatfield, CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, S.W. Hatfield, CPA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from S.W. Hatfield, CPA at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain S.W. Hatfield, CPA's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than August 7, 2013. If you have any questions, please contact Joe Cascarano, Staff Accountant at 202-551-3376.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director